Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

February 26, 2015 and the Prospectus dated October 16, 2014

Registration No. 333-199425

Pricing Term Sheet

CDW LLC

CDW FINANCE CORPORATION

$525,000,000 5.0% Senior Notes due 2023

Pricing Supplement, dated February 26, 2015, to the Preliminary Prospectus Supplement, dated February 26, 2015 (the “Preliminary Prospectus Supplement”), and related Base Prospectus, dated October 16, 2014 (the “Base Prospectus”), of CDW LLC and CDW Finance Corporation. This supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the Base Prospectus. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and the Base Prospectus and supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and Base Prospectus. Terms used herein and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement and the Base Prospectus.

Issuers:	CDW LLC (“CDW”) and CDW Finance Corporation (“Finance Co” and, together with CDW, the “Issuers”)

Title of Securities:	5.0% Senior Notes due 2023 (the “Notes”)

Aggregate Principal Amount:	$525,000,000

Gross Proceeds to Issuer:	$525,000,000

Net Proceeds to Issuer before Gross Spread:	$525,000,000

Final Maturity Date:	September 1, 2023

Issue Price:	100.0% plus accrued interest, if any, from March 3, 2015

Coupon:	5.0%

Spread to Benchmark Treasury:	+309 basis points

Benchmark Treasury:	UST 2.50% due August 15, 2023

Gross Spread:	1.125% of the principal amount of the Notes

Interest Payment Dates:	March 1 and September 1

Record Dates:	February 15 and August 15

First Interest Payment Date:	September 1, 2015

Optional Redemption:	On or after March 1, 2018, the Issuers may redeem all or part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below.

	Year	Percentage

	2018	103.750%

	2019	102.500%

	2020	101.250%

	2021 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	At any time prior to March 1, 2018, the Issuers may on any one or more occasions redeem up to 40% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 105.000% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to March 1, 2018, the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each Holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of Holders of Notes on any relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(a)    1% of the then-outstanding principal amount of such Note; and

(b)    the excess, if any, of:

(1) the present value at such redemption date of (i) the redemption price of the Note at March 1, 2018 (such redemption price being set forth under “Optional Redemption” above) plus (ii) all required interest payments due on the Note through March 1, 2018 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(2) the then-outstanding principal amount of the Note.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date or, in the case of a satisfaction and discharge or defeasance, at least two Business Days prior to the date on which the Issuers deposit the amounts required under the Indenture (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to March 1, 2018; provided, however, that if the period from such redemption date to March 1, 2018 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Change of Control Offer:	101%, plus accrued and unpaid interest, if any, to, but not including, the date of payment.

CUSIP/ISIN Numbers:	CUSIP: 12513G BB4 ISIN: US12513GBB41

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc. Mitsubishi UFJ Securities (USA), Inc.

Trade Date:	February 26, 2015

Settlement Date:	March 3, 2015 (T+3)

Denominations:	$2,000 and integral multiples of $1,000

Distribution:	SEC Registered (Registration No. 333-199425)

Trustee:	U.S. Bank National Association

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement and the Base Prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuers have filed a registration statement (Registration No. 333-199425) (including the Preliminary Prospectus Supplement and the Base Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the Base Prospectus in that registration statement and other documents the Issuers have filed with the SEC, including those incorporated by reference into the Preliminary Prospectus Supplement and the Base Prospectus, for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers or the underwriters will arrange to send you the Preliminary Prospectus Supplement and the Base Prospectus if you request it by contacting (i) J.P. Morgan Securities LLC, 383 Madison Avenue, 3rd Floor, New York, NY 10179, Attention: Syndicate Desk or by telephone (toll-free) at (800) 245-8812, (ii) Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone (toll-free) at (888) 603-5847 or by e-mail at barclaysprospectus@broadridge.com, (iii) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, by telephone (toll-free) at (866) 718-1649 or by e-mail at prospectus@morganstanley.com, (iv) Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, by telephone (toll-free) at (800) 503-4611 or by e-mail at prospectus.cpdg@db.com, (v) Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, by telephone (toll free) at (866) 471-2526, by facsimile at (212) 902-9316 or by e-mail at prospectus-ny@ny.email.gs.com, (vi) Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attention: Prospectus Department, by telephone (toll-free) at (800) 294-1322 or by e-mail at dg.prospectus_requests@baml.com, (vii) Wells Fargo Securities, LLC by telephone (toll-free) at (800) 326-5897, (viii) U.S. Bancorp Investments, Inc., 214 North Tryon St, 26th floor, Charlotte, NC 28202, by telephone (toll-free) at (877) 558-2607, or (ix) Mitsubishi UFJ Securities (USA), Inc. by telephone (toll-free) at (877) 649-6848.

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